UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
VILLAGEEDOCS, INC.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
927118109
(CUSIP Number)
K. Mason Conner
1401 N. Tustin Ave., Suite 230
Santa Ana, CA 92705
Telephone:(734) 734-1040
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
February 5 ,2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 927118109
1.      NAMES OF REPORTING PERSONS.                          C. Alan Williams
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)    ☐
     (b)    ☒

3.      SEC USE ONLY
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF
5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                United States
NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER                           0
8.      SHARED VOTING POWER                    100,487,867
9.      SOLE DISPOSITIVE POWER                  0

10.      SHARED DISPOSITIVE POWER              100,487,867

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     103,487,867 shares of common stock*

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.4%*

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

*	Includes warrants to purchase 3,000,000 common shares at $.10 per share.

CUSIP NO. 927118109
1.      NAMES OF REPORTING PERSONS.                          Joan P. Williams
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)    ☐
     (b)    ☒

3.      SEC USE ONLY
4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF
5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                United States
NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER                           0
8.      SHARED VOTING POWER                    100,487,867
9.      SOLE DISPOSITIVE POWER                  0

10.      SHARED DISPOSITIVE POWER              100,487,867

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     103,487,867 shares of common stock*

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.4%*

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

*	Includes warrants to purchase 3,000,000 common shares at $.10 per share.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, no par value, of VillageEDOCS, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

ITEM 2. IDENTITY AND BACKGROUND

 (a) The name of the person(s) filing this statement: C. Alan Williams and Joan P. Williams (together, the "Reporting Person").

 (b) The business address of the Reporting Person is: 1401 N. Tustin Ave., Suite 230, Santa Ana, CA 92705.

 (c) The present principal occupation of the Reporting Person is:  Retired.

 (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

 (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.  Other than as more fully described below in subparagraphs (h) and (i) as it relates to a proposal by the Company’s board of directors to cause the Issuer’s securities to be delisted from OTCBB due to a termination of the Issuer’s registration of its securities, pursuant to Section 12(g) of the Securities Exchange Act through a Stock Split, which has the effect of reducing the Issuer’s record holders of Common Stock below 300 person, the Reporting Person currently:

 (a) Has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) Has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) Has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) Has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) Has no plans or proposals to make any other material change in the Issuer’s business or corporate structure.

(g) Has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) and (i)  In February 2010, the Reporting Person consented to a Stock Split, which would have the effect of reducing the record holders of the Issuer’s common stock to fewer than 300, which will enable the Issuer to terminate the registration of its common stock under Section 12(g) of the Act.  The Stock Split will also cause the Issuer’s common stock to cease trading on the OTCBB.  Mr. Williams’ February 2010 consent was determined to be invalid because the Issuer solicited this consent before fulfilling its filing requirements of Regulation 14A as contained in Rule 14A-1(1) of the Act.  The Reporting Person has been advised that the Issuer will not solicit any consents of any of the Issuer’s shareholders, including the Reporting Person, until such time as it files a Definitive Consent Statement relating to the Stock Split pursuant to Schedule 14A.

The Reporting Person intends to consent to the Stock Split after the date a Definitive Consent Statement for the Stock Split is filed with the SEC pursuant to Schedule 14A.  However, the Reporting Person has not been involved in the Issuer’s decision to engage in the Stock Split.  The Reporting Person did not endorse, recommend or otherwise sway any other member of the Issuer’s special committee or board of directors into recommending the Stock Split.  There are no transactions being effectuated between the Reporting Person and the Issuer as it relates to the Stock Split.  No personal funds of the Reporting Person are being used to effectuate the Stock Split.  The Reporting Person is treated no differently than any of the other Issuer’s shareholders in connection with the Stock Split.  The Reporting Person has not recommended the Stock Split to any other shareholder.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of February 5, 2010, the Reporting Person was the record owner of 100,487,867 shares of common stock of VillageEDOCS, Inc.  Such shares constitute approximately 44.4% of the 226,546,613 shares of outstanding common stock.  The Reporting Person also owns warrants to acquire 3,000,000 common shares at $.10 per share.

(b) The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2010
Date
/s/ C. Alan Williams
Signature
C. Alan Williams, an individual
Name/Title

July 28, 2010
Date
/s/ Joan P. Williams
Signature
Joan P. Williams, an individual
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).